EXECUTION COPY
                                                                  --------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003


                      ALUMINUM CORPORATION OF CHINA LIMITED
                 (Translation of Registrant's Name Into English)


                 No.12B Fuxing Road, Haidian District, Beijing,
                       People's Republic of China 100814
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X   Form 40-F
                                     ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

                                  Yes X  No
                                     ---   ---

     Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                  Yes    No X
                                     ---   ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ALUMINUM CORPORATION OF CHINA LIMITED (the "Registrant") is furnishing under cover of this Form 6-K an English copy of the following documents:

(i)   a copy of the press release; and

(ii)  a copy of the data sheet.

For Immediate Release                                           October 23, 2003


                      Aluminum Corporation of China Limited
       Announces Key Operational Highlights for the Third Quarter of 2003

(October 23, 2003 - BEIJING) The board of directors of Aluminum Corporation of China Limited ("Chalco"; SEHK: 2600, NYSE: ACH) is pleased to announce key operational highlights of the Company for the period from July 1, 2003 to September 30, 2003 (the "Third Quarter"). The key operational highlights for the Third Quarter are as follows:


-------------------------------------------------------------------------------------------------------------
                                                              Q3 2003                 % change from Q3 2002
-------------------------------------------------------------------------------------------------------------
Alumina
-------------------------------------------------------------------------------------------------------------
Alumina products external sales amount                            1.02 m tonnes             + 10.6%
-------------------------------------------------------------------------------------------------------------
Average sales price for alumina                   RMB2,880/tonne (US$297/tonne)             + 47.6%
-------------------------------------------------------------------------------------------------------------
Alumina products production amount                                1.60 m tonnes             + 15.1%
-------------------------------------------------------------------------------------------------------------
Primary aluminum
-------------------------------------------------------------------------------------------------------------
Primary aluminum products sales amount                          198,000 tonnes              + 0.7%
-------------------------------------------------------------------------------------------------------------
Average sales price for primary aluminum          RMB14,502/tonne (US$0.68/lb)              + 7.6%
-------------------------------------------------------------------------------------------------------------
Primary aluminum products production amount                     197,000 tonnes              + 2.3%
-------------------------------------------------------------------------------------------------------------


Commenting on the Company's operation during the Third Quarter, Mr. Chen Jihua, Vice President and CFO said, "During the third quarter of 2003, China's rapid economic growth fuelled the growth of aluminum consumption industries, creating a stimulating effect on domestic demand for aluminum. Chalco's production and operating conditions were better than that in the corresponding period last year, continued to achieve stable production at low cost, and the quality of alumina products are enhanced. Chalco strives to improve technology and strengthen management, further reduce consumption of raw materials and upgrade technical standards."

During the Third Quarter, Chalco's production volume of alumina products reached
1.6 million tonnes, representing an increase of 15.1% over that in the same period last year while production volume of primary aluminum products reached 197,000 tonnes, representing an increase of 2.3% over that in the same period last year. External sales of alumina reached 1.02 million tonnes, representing an increase of 10.6% over that in the same period last year while sales volume of primary aluminum amounted to 198,000 tonnes, representing an increase of 0.7% over that in the same period last year.

During the Third Quarter, Chalco's average sales price for alumina was RMB2,880 / tonne, representing an increase of 47.6% over that in the same period last year; average sales price for primary aluminum was RMB 14,502 / tonne, representing an increase of 7.6% over that in the same period last year. In order to seize the opportunity of high alumina prices and to lessen the impact of price fluctuations on profitability, Chalco entered into long-term contracts with sales volume equivalent to approximately 40% of the estimated external sales for the coming year.

During the Third Quarter, Chalco strengthened its efforts to integrate operation and sales and continued to focus on enhancing operating efficiency. Based on the market situation, Chalco adopted cash sales and strengthened its efforts in collection of long overdue accounts receivable and achieved a further reduction in the accounts receivable compared with the first half of this year.

Chalco's capital investment projects progressed smoothly. During the Third Quarter, Chalco's total capital investment was approximately RMB 1 billion. The project at Zhong Zhou branch, the Pingguo Alumina Phase II Project and the aluminum-power joint venture project with Shanxi Zhangze power plant are progressing smoothly. The smelters project in Qinghai Province with annual capacity of 85,000 tonnes has commenced; the feasibility study report for the Guangxi Guixi Alumina Joint Venture Project is under preparation; and the feasibility study report for the construction project of a smelter in Yichang Ciy of Hubei Province was completed and was planned to submit to the State for approval.

Looking ahead to the fourth quarter of 2003, Chalco expects the shortage of alumina is likely to continue in the international market as a result of strong demand from China, and will contribute to sustainable high international alumina spot prices. The selling price of Chalco's alumina stays at around RMB2,950 / tonne and Chalco expects to produce 5.7 million tonnes of alumina products for the full year of 2003.

Oversupply in primary aluminum market is expected to continue. China is still the largest aluminum market with the fastest growth in both production and consumption, the continuous fast growth in China's economy is leading to higher growth in consumption of aluminum, the oversupply situation in the primary aluminum market will continue due to a continuous expansion in production capacity in China. The changes in tax rebates for exports will certainly affect the export of primary aluminum from China, and will hinder an increase in aluminum prices in the domestic market. The price of primary aluminum is expected to stay at RMB 14,500 / tonne (US 68 cents / lb) for a relatively long period, and the production target for primary aluminum of the Company in 2003 is 750,000 tonnes.


                                    -- end --


Forward-looking statements:

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 21E of the US. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent the Company's views as of the date of this release. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this release.

Background information:

Aluminum Corporation of China Limited is the sole producer of alumina and the largest producer of primary aluminum in China, with its production volume of alumina in 2002 ranking second in the world. The scope of the business of the Company includes bauxite mining, alumina refining and primary aluminum smelting. The Company was established as a joint stock limited company incorporated in the People's Republic of China on September 10, 2001. The Company successfully offered its American Depository Shares ("ADSs") and H shares in New York and Hong Kong, respectively, and its ADSs and H shares were listed on the New York Stock Exchange, Inc and The Stock Exchange of Hong Kong Limited on December 11 and 12, 2001, respectively.

For further queries, please visit www.chalco.com.cn

For further information, please contact:

Ding Hai Yan
Secretary to the Board of Directors
Aluminum Corporation of China Limited
12B Fuxing Road, Beijing 100814, China
Tel: (+8610) 6396 7331
Fax: (+8610) 6396 3874
dmj@chalco.com.cn

PRC Economic Statistics

--------------------------------------------------------------------------------------------------
                                                 Q3 2003              % change from Q3 2002
--------------------------------------------------------------------------------------------------
China GDP Growth                                         9.1%         + 0.6 percentage point
--------------------------------------------------------------------------------------------------
China consumer retail sales volume          RMB 1.11 trillion                         + 9.7%
--------------------------------------------------------------------------------------------------
China industrial output                     RMB 1.06 trillion                            N/A
--------------------------------------------------------------------------------------------------
Transportation vehicle production                1.14 million                            N/A
--------------------------------------------------------------------------------------------------
Source: National Bureau of Statistics of China


Update on the PRC Alumina and Aluminum Sector

----------------------------------------------------------------------------------------------------------
                                                      January to September 2003    year-on-year % change
----------------------------------------------------------------------------------------------------------
Domestic production of alumina                               4.46 m tonnes               + 10.8%
----------------------------------------------------------------------------------------------------------
Domestic consumption of alumina                              8.38 m tonnes               + 35.8%
----------------------------------------------------------------------------------------------------------
Import of alumina                                            4.24 m tonnes               + 32.4%
----------------------------------------------------------------------------------------------------------
Domestic production of primary aluminum                      4.04 m tonnes               + 27.4%
----------------------------------------------------------------------------------------------------------
Domestic consumption of primary aluminum                     3.58 m tonnes                   N/A
----------------------------------------------------------------------------------------------------------
Net export of primary aluminum                               0.29 m tonnes                + 7.1%
----------------------------------------------------------------------------------------------------------
Average price for LME 3-month aluminum futures                  US$0.63/lb                + 1.4%
                                                          (US$1,386/tonne)
----------------------------------------------------------------------------------------------------------
Average price for SHFE 3-month aluminum futures                 US$0.67/lb                + 5.8%
                                                         (RMB14,373/tonne)
----------------------------------------------------------------------------------------------------------


Key Chalco Operational Data for Q3 2003

-------------------------------------------------------------------------------------------------------------
                                                                  Q3 2003              % change from Q3 2002
-------------------------------------------------------------------------------------------------------------
Alumina
----------------------------------------------------------------------------------------------------------
Alumina products external sales amount                               1.02 m tonnes            + 10.6%
----------------------------------------------------------------------------------------------------------
Average sales price for alumina                      RMB2,880/tonne (US$297/tonne)            + 47.6%
----------------------------------------------------------------------------------------------------------
Alumina products production amount                                   1.60 m tonnes            + 15.1%
----------------------------------------------------------------------------------------------------------
Primary aluminum
----------------------------------------------------------------------------------------------------------
Primary aluminum products sales amount                              198,000 tonnes             + 0.7%
----------------------------------------------------------------------------------------------------------
Average sales price for primary aluminum              RMB14,502/tonne (US$0.68/lb)            +  7.6%
----------------------------------------------------------------------------------------------------------
Primary aluminum products production amount                         197,000 tonnes            +  2.3%
----------------------------------------------------------------------------------------------------------
Source: Chalco

                                    SIGNATURE


              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     ALUMINUM CORPORATION OF CHINA LIMITED




                                         By:    s/Liang Zhongxiu
                                           -------------------------------------
                                         Name:  Liang, Zhongxiu
                                         Title: Executive Director

Dated: October, 2003